SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.Telecom Argentina S.A. announces consolidated results for the six month period (“1H21”) and second quarter of fiscal year 2021 (“2Q21”)

Market Cap (NYSE: TEO): US$2,210 million*

Contacts:

Fernando Balmaceda

(5411) 4968 5222

Lucas Berges

(5411) 4085 7604

Telecom Argentina S.A.

announces consolidated results for the six month period (“1H21”) and second quarter of fiscal year 2021 (“2Q21”)**

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1H21 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1H21 and vs. 1H20 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of June 30 of 2021 and 2020 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

▪     For comparative purposes, it is important to highlight that the results restated by inflation corresponding to June 2020 contain the effect of the year over year inflation as of June 2021, which amounted to 50.2%.

▪     Consolidated Revenues amounted to P$180,018 million in 1H21, from which Service Revenues totaled P$167,085 million (-10.8% in constant currency vs. 1H20), in a context where inflation still remains high. Service revenues for 2Q21 totaled P$81,523 million (-12.3% in constant currency vs 2Q20)

▪     Mobile clients in Argentina reached 19.3 million in 1H21 (+460 thousand vs. 1Q21), cable TV subscribers totaled approximately 3.5 million (+20 thousand vs. 1Q21), while broadband accesses amounted to almost 4.2 million (+62 thousand vs. 1Q21).

▪    Operating Income before Depreciation and Amortization amounted to P$61,254 million in 1H21 (-14.8% vs. 1H20). Operating Income totaled P$5,305 million (-75.6% vs. 1H20).

▪    The Company registered a Net Loss of P$1,672 million in 1H21, mainly due to tax expenses of P$25,682 million, partially offset by the company’s operating profit and positive net financial results of P$18,590 million

▪    Investments (including rights of use assets) reached P$41,705 million in 1H21, equivalent to 23.2% of Consolidated Revenues.

▪    Net Financial Debt amounted to P$189,342 million in 1H21, (-13.7% in constant currency vs. 4Q20)

*Market Cap as of August 5th, 2021

**Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of June 30, 2021	IAS 29 As of June 30, 2020	Δ $	Δ %
Consolidated Revenues	180,018	196,999	(16,981)	(8.6%)
Operating Income before D&A	61,254	71,873	(10,619)	(14.8%)
Operating Income	5,305	21,765	(16,460)	(75.6%)
Net income before income tax expense	24,010	7,888	16,122	204.4%
Net (loss) income attributable to Controlling Company	(2,005)	2,619	(4,624)	(176.6%)
Shareholders’ equity attributable to Controlling Company	475,664	521,843	(46,179)	(8.8%)
Net Financial Debt	(189,342)	(196,810)	7,468	(3.8%)
Investments in PP&E, intangible assets & rights of use assets *	41,705	34,195	7,510	22.0%

Fixed lines in service (in thousand lines) ***	2,625	2,998	(373)	(12.4%)
Mobile customers (in thousand)	21,439	21,049	390	1.9%
Personal (Argentina)	19,256	18,804	451	2.4%
Núcleo (Paraguay) -including Wimax customers -	2,184	2,245	(61)	(2.7%)
Broadband accesses in Argentina (in thousand)	4,234	4,107	126	3.1%
Pay TV Suscribers (in thousand)	3,545	3,500	45	1.3%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	656.6	780.1	(123.5)	(15.8%)
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	525.2	564.0	(38.8)	(6.9%)
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,442.3	1,743.7	(301.4)	(17.3%)
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,586.9	1,885.5	(298.6)	(15.8%)
* (in constant measuring unit.)
**(Figures may not sum up due to rounding)
*** (does not include IP telephony lines, which as of June 30, 2021 amounted to approximately 560 thousand)

Consolidated Revenues (in million P$)	EBITDA (in million P$)

EBIT (in million P$)	Net (loss) Income (in million P$)

Buenos Aires, August 6, 2021 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), announced today a net loss of P$1,672 million for the period ended June 30, 2021. The net loss attributable to the controlling company was P$2,005 million.

It is worth mentioning that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of June 30, 2021.

The following table shows the evolution of the consumer price index (National CPI) for the last two fiscal years and as of June 30, 2020 and 2021 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of December 31, 2019	As of December 31, 2020	As of June 30, 2020	As of June 30, 2021
Price Index Variation
Annual	53.8%	36.1%	42.8%	50.2%
3 month cumulative	n/a	n/a	5.4%	11.0%
6 month cumulative	n/a	n/a	13.6%	25.3%

During 1H21, Consolidated Revenues amounted to P$180,018 million, from which Service Revenues totaled P$167,085 million.

	IAS 29	IAS 29
	1H21	1H20	Δ $	Δ %
Consolidated Revenues (MMP$)	180,018	196,999	(16,981)	(8.6%)
Net (loss) income attributable to Controlling Company (MMP$)	(2,005)	2,619	(4,624)	(176.6%)
Net (loss) income attributable to Controlling Company per Share (P$)	(0.9)	1.2	(2.1)
Net (loss) income attributable to Controlling Company per ADR (P$)	(4.7)	6.1	(10.7)
Operating income before D&A *	34.0%	36.5%
Operating income *	2.9%	11.0%
Net (loss) income *	(0.9%)	1.5%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H21 and 1H20

Consolidated Operating Revenues

Mobile Services

As of June 30, 2021, mobile clients amounted to 21.4 million in Argentina and Paraguay. In 1H21, mobile services revenues represented P$67,633 million (-P$6,615 million vs. 1H20).

Mobile Services in Argentina

As of June 30, 2021, Personal subscribers reached more than 19.3 million in Argentina (+460 thousand vs. 1Q21). Postpaid clients represented 42% of our subscriber base.

In 1H21, mobile service revenues in Argentina amounted to P$67,633 million (-8.9% vs 1H20). Mobile internet revenues reached 73% of mobile service revenues. The average monthly revenue per user (‘ARPU’ – restated in constant currency as of June 30, 2021) amounted to P$525.2 during 1H21 (-6.9% vs. 1H20). The effect generated by the inflation adjustment as of June 30, 2021 (included in the ARPU) amounted to P$43.9 and P$207.3, for the 1H21 and 1H20, respectively. Mobile churn was 0.7% (vs. 2.1% in 1H20).

Commercial Initiatives

During the second quarter 2021, the Company launched a new WiFi Pass service through our Personal and Fibertel brands, a connectivity proposal which allows Personal customers who also have our Fibertel service to share internet gigas free of charge through their phones to any other device without consuming data from their original plan.

Personal in Paraguay (‘Núcleo’)

As of June 30, 2021, Núcleo’s subscriber base reached almost 2.2 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated mobile service revenues equivalent to P$7,788 million during 1H21 (-17.9% vs. 1H20), mainly due to a decrease in the number of clients as well as a slight decrease in ARPU, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues reached P$35,665 million in 1H21 (-P$3,923 million vs. 1H20). Cable TV subscribers totaled more than 3.5 million (+20.2 thousand vs.1Q21). Moreover, the monthly Cable TV ARPU (restated in constant currency as of June 30, 2021) reached P$1,586.9 during 1H21 (vs P$1,885.5 in 1H20). The effect generated by the restatement in terms of the measuring unit as of June 30, 2021 included in the ARPU amounts to P$93.1 and P$690.5, for the 1H21 and 1H20, respectively. Additionally, the average monthly churn during 1H21 and 1H20 was 1.0%.

During the second quarter, the Company continued its plan to consolidate its entertainment platform, developing new content and providing customers a top tier cross-platform experience.

The Company continued to consolidate Esports as a trend to develop the local consumption of entertainment. In April, the Torneo Apertura of the Liga Master and the Unity League Flow was broadcasted live.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$25,884 million in 1H21 (-P$4,296 million vs. 1H20).

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of June 30, 2021) of fixed telephony reached P$656.6 (vs. P$780.1 in 1H20). The effect generated by the restatement in terms of the measuring unit as of June 30, 2021, included in the ARBU amounted to P$57.4 and P$286.5 for the 1HQ21 and 1H20, respectively.

Regarding the corporate segment, Telecom FiberCorp, continued to develop different initiatives to support companies in their productivity and growth.

In June, a new edition of “Telecom SummIT 2021” was launched to tap the corporate market helping companies to evaluate new ways of working.

Internet Services

Internet services revenues totaled P$37,535 million during 1H21 (-P$5,110 million vs. 1H20). As of June 30, 2021, total broadband accesses reached approximately 4.2 million (+2 thousand vs. 1Q21).

Additionally, broadband ARPU (restated in constant currency as of June 30, 2021) amounted to P$1,442.3 per month in 1H21 (vs. P$1,743.7 in 1H20). The effect generated by the restatement in terms of the measuring unit as of June 30, 2021, included in the ARPU amounted to approximately P$123.9 and P$638.4, for the 1H21 and 1H20, respectively.

The average monthly churn rate for the 2Q21 was 1.5% (vs. 1.3% in 1H20). It is worth noting that as of 1H21 76.0% of our total customer base had a broadband service of 20Mb or higher (increasing from 67.5% as of 1H20).

Revenues from equipment sales

Equipment revenues amounted to P$12,933 million (+P$3,170 million vs. 1H20). Said increase was mainly due to an increase in the number of units sold (+42%), and by the increase in the average prices of handsets.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$174,713 million in 1H21 (-P$521 million or -0.3% vs. 1H20). Excluding D&A and impairment of fixed assets, operating costs showed a reduction of 5.1%.

The cost breakdown was as follows:

- Employees benefits and severance payments: P$35,203 million (-4.0% vs. 1H20). Total employees amounted to 23,051 as of 1H21.

- Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits) totaled P$6,646 million (-3.8% vs. 1H20). This, was mainly due to a decrease in the number of sites partially offset by the FX effect related to services to be paid in US dollars.

-  Fees for services, maintenance, materials and supplies: P$20,505 million (-0.6% vs. 1H20). Fees for services decreased by P$208 million in 1H21 and maintenance and material costs increased by P$77 million compared to 1H20.

-  Taxes and fees with regulatory authorities: P$13,937 million (-6.5% vs. 1H20). This decrease was mainly due to lower sales in 1H21 vs 1H20.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions): P$10,050 million (-4.6% vs. 1H20). Said decrease was mainly explained by lower agent commission charges and lower advertising costs.

- Cost of handsets sold: P$9,221 million (+39.6% vs. 1H20). P$8,730 million correspond to the cost of sales of devices in Argentina which increased 43.2% vs. 1H20 mainly due to the increase in prices and quantities sold.

- Programming and content costs: P$12,548 million (-7.1% vs. 1H20). This reduction was explained mainly by operating efficiencies, which were partially offset by price increases of approximately 30% in almost all the broadcasting signals.

- Other Costs totaled P$10,654 million (-44.1% vs. 1H20), from which bad debt expenses reached P$3,113 million (-61.3% vs. 1H20). Our bad debt ratio was 1.7% as of June 30, 2021 (vs. 4.1% in 1H20) thanks to a strong strategy followed by the company to improve its collections.

Other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity) totaled P$7,541 million (+3.2% vs. 1H20).

- Depreciation, amortization and impairment of fixed assets amounted to P$55,949 million (+11.7% vs. 1H20). This increase was due to the impact of the amortization of assets incorporated after June 30, 2020.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) generated a gain of P$18,590 million in 1H21 (vs. a loss of P$14,201 million in 1H20). This variation was mainly due to:

in million of P$	1H20	1H21	$ Var

FX results	(5,759)	22,955	28,714

Net interests	(10,747)	(7,688)	3,059

Results of investments	388	(939)	(1,327)

RECPAM	3,895	7,748	3,853

Others	(1,978)	(3,486)	(1,508)

Total	(14,201)	18,590	32,791

Consolidated Net Financial Debt

As of June 30, 2021, our net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$189,342 million, decreasing P$29,981 million or -13.7% when compared to the consolidated net financial debt position as of December 31, 2020, which totaled P$219,323 million (restated in terms of the measuring unit as of June 30, 2021).

Investments in PP&E, intangible assets and rights of use assets

During 1H21, the Company invested P$41,705 million (+22.0% vs. 1H20). These investments represented 23.2% of consolidated revenues in 1H21, and were focused on:

•     Projects associated with the expansion of TV and internet services to improve the transmission and access speed offered to customers.

•     Deployment of 4G coverage and capacity to support the growth of our mobile internet service and the improvement of its quality.

•     Extension of our transmission networks in order to unify the different access technologies, reconverting the copper fixed networks into fiber or hybrid fiber-coaxial networks.

•     Investments in customer contact systems.

Other Initiatives

Telecom continues to encourage a more digital life in order to promote access and development of digital skills and competencies.

The Company also continued with its developing programs such as “digit@lers” and “digit@lers girls”, offering free programming and digital workshops.

During the second quarter, Telecom´s 2020 Integrated Report was finished and included in our investors web.

Relevant Matters

Finnvera:

On May 14, 2021, the company closed a credit facility guaranteed by Finnvera plc (the official export credit agency of Finland) for up to US$30mm, being: (i) JPMorgan Chase Bank, N.A. the initial lender, mandated lead arranger and residual risk guarantor, (ii) JPMorgan Chase Bank, N.A., London Branch, the facility agent, and (iii) JPMorgan Chase Bank, N.A., Sucursal Buenos Aires, the onshore custody agent.

Proceeds of the loan will be used to finance up to 85% of imports of certain goods and services, certain goods and services originated in Argentina and the payment of the applicable premium to Finnvera.

On July 27, 2021 Telecom received a disbursement of US$5.1 million (US$0.7 million was discounted corresponding to the premium)

Issuance of Class 9 local bond

Issuance Date: June 7, 2021.

Amount Issued: US$91.8 million to be paid in Argentine pesos at the applicable exchange rate.

Maturity Date: June 7, 2024.

Amortization: Bullet.

Interest Rate: 2.75% p.a.

Interest Payments: Quarterly.

Repayment of 2021 Class A notes

On June 15, 2021, the Company repaid the outstanding amount of its 2021 Class A Notes. Total consideration was US$106.6mm (US$103.0 million in principal and US$3.4 million in interests).

Resolution of the Chamber II of the Federal Court of Appeals on Administrative Litigation Matters

On April 30, 2021 the Federal Court of Appeals on Administrative Litigation Matters resolved to grant the appeal filed by the Company, revoked the decision of the original instance, and, consequently, admitted the requested precautionary measure, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of Decree 690/20 and its resolutions. Consequently, the non-applicability to the Company for a period of six months.

In order to reach said decision, the Court considered, among other reasons, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020’s reasonability standard and legitimacy and of ENACOM’s resolutions adopted as a consequence thereof, due to the direct adverse effects they have on Telecom Argentina’s property rights, which derive from ICT services provision under a free competition system as ruled, authorized and granted (depending on the case), by the National State itself.”

The National State and ENACOM presented an extraordinary appeal against the resolution of the Federal Court of Appeals on Administrative Litigation Matters, which on June 18, 2021 was rejected by the Court. On June 29, 2021, the National State and the ENACOM filed a complaint before the Supreme Court of Justice, which as of the date of this Press Release has not yet been treated.

Other Relevant Matters

Call for an Extraordinary General Shareholders’ Meeting for August 11, 2021

On July 13, 2021, the Board of Directors called for an Extraordinary General Shareholders’ Meeting to be held on August 11, 2021 in order to consider the “Total or partial withdrawal of the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. Distribution of cash dividends or dividends in kind or in any combination of both options according to the Company´s current situation. Delegation of powers to the Board of Directors.”

Repayment of 2021 Class A notes On July 31, 2021, the Company repaid the outstanding amount of its Class 4 Notes. Total consideration was P$1,200 million. *******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of June 30, 2021, Telecom Argentina had 2,153,688,011 shares issued and outstanding.

* Cablevisión Holding S.A. owns 18.89% of the total capital stock directly and owns
9.27% of the total capital stock indirectly through VLG S.A.U.

** Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Lucas Berges (5411) 4085 7604

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2021

(In million of Argentine pesos)

1-	Consolidated Balance Sheet
	(Restated by inflation, comparative figures in constant currency as of June 2021)
		06/30/21	12/31/20	Δ $	Δ %
	Cash and cash equivalents	16,414	23,219	(6,805)	(29.3%)
	Financial Investments	34,529	8,199	26,330	321.1%
	Trade receivables	20,806	23,756	(2,950)	(12.4%)
	Other Receivables	6,617	6,913	(296)	(4.3%)
	Inventories	3,329	4,665	(1,336)	(28.6%)
	Total current assets	81,695	66,752	14,943	22.4%
	Trade receivables	65	74	(9)	(12.2%)
	Goodwill	315,425	315,702	(277)	(0.1%)
	Property, plant and equipment (‘PP&E’)	385,976	402,120	(16,144)	(4.0%)
	Intangible assets	124,916	130,370	(5,454)	(4.2%)
	Right-of-use assets	26,354	22,273	4,081	18.3%
	Other Receivables	4,983	5,218	(235)	(4.5%)
	Total non-current assets	857,719	875,757	(18,038)	(2.1%)
	TOTAL ASSETS	939,414	942,509	(3,095)	(0.3%)
	Trade payables	42,912	49,325	(6,413)	(13.0%)
	Financial debt	52,717	52,138	579	1.1%
	Salaries and social security payables	13,078	17,967	(4,889)	(27.2%)
	Taxes payables	6,945	4,686	2,259	48.2%
	Dividend Payable	321	-	321	-
	Lease liabilities	5,445	4,181	1,264	30.2%
	Other liabilities	2,326	2,584	(258)	(10.0%)
	Provisions	1,993	2,026	(33)	(1.6%)
	Total current liabilities	125,737	132,907	(7,170)	(5.4%)
	Trade payables	1,665	3,068	(1,403)	(45.7%)
	Financial debt	187,568	198,762	(11,194)	(5.6%)
	Salaries and social security payables	1,035	1,053	(18)	(1.7%)
	Deferred income tax liabilities	120,248	99,851	20,397	20.4%
	Taxes payables	-	7	(7)	(100.0%)
	Lease liabilities	10,608	8,730	1,878	21.5%
	Other liabilities	1,408	1,449	(41)	(2.8%)
	Provisions	8,316	9,352	(1,036)	(11.1%)
	Total non-current liabilities	330,848	322,272	8,576	2.7%
	TOTAL LIABILITIES	456,585	455,179	1,406	0.3%

	Equity attributable to Controlling Company	475,664	479,310	(3,646)	(0.8%)
	Non-controlling interest	7,165	8,020	(855)	(10.7%)
	TOTAL EQUITY	482,829	487,330	(4,501)	(0.9%)
	TOTAL LIABILITIES AND EQUITY	939,414	942,509	(3,095)	(0.3%)
2-	Consolidated Loans
	(Monetary items)
		06/30/21	12/31/20	Δ $	Δ %
	Bank overdrafts - principal	12,715	4,954	7,761	156.7%
	Bank and other financial entities loans - principal	19,960	9,548	10,412	109.0%
	Notes - principal	2,808	17,281	(14,473)	(83.8%)
	NDF	324	647	(323)	(49.9%)
	Loans for purchase of equipment	3,164	3,078	86	2.8%
	Accrued interest and related expenses	13,746	16,630	(2,884)	(17.3%)
	Total Current Loans	52,717	52,138	579	1.1%
	Notes - principal	86,110	70,850	15,260	21.5%
	Bank and other financial entities loans - principal	69,743	92,045	(22,302)	(24.2%)
	NDF	2	13	(11)	(84.6%)
	Loans for purchase of equipment	4,560	5,213	(653)	(12.5%)
	Accrued interest and related expenses	27,153	30,641	(3,488)	(11.4%)
	Total Non Current Loans	187,568	198,762	(11,194)	(5.6%)
	Total Loans	240,285	250,900	(10,615)	(4.2%)

	Cash and cash equivalents, and Financial Investments	50,943	31,577	19,366	61.3%
	Net Financial Debt	(189,342)	(219,323)	29,981	(13.7%)

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2021

(In million of Argentine pesos)

3.    Segment Information

(Segment information for periods ended as of June 30 of 2021 and 2020 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of June 30, 2021	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total

Revenues	153,205	14,109	167,314	12,441	1,136	13,577	(873)	180,018
Operating costs (without depreciation,
amortization, and impairment of fixed	(99,867)	(11,409)	(111,276)	(7,669)	(692)	(8,361)	873	(118,764)
assets)
Operating income before D&A	53,338	2,700	56,038	4,772	444	5,216	-	61,254
Depreciation, amortization and	(20,556)	(31,931)	(52,487)	(3,032)	(430)	(3,462)	-	(55,949)
impairment of fixed assets

Operating income	32,782	(29,231)	3,551	1,740	14	1,754	-	5,305

Earnings from associates								115
Debt financial expenses								12,145
Other financial results, net								6,445
Net income before income tax expenses								24,010
Income tax expense								(25,682)
Net loss								(1,672)

Attributable to:
Controlling Company								(2,005)
Non-controlling interest								333

As of June 30, 2020	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total

Revenues	116,959	67,743	184,702	8,220	4,772	12,992	(695)	196,999
Operating costs (without depreciation,
amortization, and impairment of fixed	(73,755)	(43,704)	(117,459)	(5,291)	(3,071)	(8,362)	695	(125,126)
assets)
Operating income before D&A	43,204	24,039	67,243	2,929	1,701	4,630	-	71,873
Depreciation, amortization and impairment of fixed assets	(14,817)	(32,062)	(46,879)	(1,951)	(1,278)	(3,229)	-	(50,108)

Operating income	28,387	(8,023)	20,364	978	423	1,401	-	21,765

Earnings from associates								324
Debt financial expenses								(19,158)
Other financial results, net								4,957
Net income before income tax expenses								7,888
Income tax expense								(4,943)
Net Income								2,945

Attributable to:
Controlling Company								2,619
Non-controlling interest								326

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2021

(In million of Argentine pesos)

4-               Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/21	06/30/20	Δ $	Δ %

Revenues	180,018	196,999	(16,981)	(8.6%)
Consolidated Operating Costs	(174,713)	(175,234)	521	(0.3%)
Operating income	5,305	21,765	(16,460)	(75.6%)
Net Financial results and earnings from associates	18,705	(13,877)	32,582	-
Net income before income tax expense	24,010	7,888	16,122	-
Income tax expense	(25,682)	(4,943)	(20,739)	-
Net (loss) Income	(1,672)	2,945	(4,617)	(156.8%)

Attributable to:
Controlling Company	(2,005)	2,619	(4,624)	(176.6%)
Non-controlling interest	333	326	7	2.1%

Operating income before D&A	61,254	71,873	(10,619)	(14.8%)
As % of Revenues	34.0%	36.5%

	06/30/21	06/30/20	Δ $	Δ %

Net Financial results
Debt financial expenses
Interests on financial debt	(6,655)	(10,457)	3,802	(36.4%)
Foreign currency exhange losses on financial debt	18,800	(8,701)	27,501	-
Total Debt financial expenses	12,145	(19,158)	31,303	(163.4%)
Other financial results, net
Gains (losses) for operations with notes and bonds	(939)	388	(1,327)	-
Other foreign currency exhange gains (losses)	4,155	2,942	1,213	41.2%
Other net interests and gains of investments	(1,033)	(290)	(743)	-
Taxes and bank expenses	(1,756)	(1,733)	(23)	1.3%
Financial expenses on pension benefits	(158)	(159)	1	(0.6%)
Financial discounts on assets, debts and other	(1,572)	(86)	(1,486)	-
RECPAM	7,748	3,895	3,853	98.9%

Total other financial results, net	6,445	4,957	1,488	30.0%
Total Net Financial results	18,590	(14,201)	32,791	-

5-               Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	06/30/21	06/30/20	Δ $	Δ %

Revenues	88,430	97,664	(9,234)	(9.5%)
Consolidated Operating Costs	(89,102)	(85,025)	(4,077)	4.8%
Operating loss	(672)	12,639	(13,311)	(105.3%)
Net Financial results and earnings from associates	11,101	(11,610)	22,711	(195.6%)
Net (loss) income before income tax expense	10,429	1,029	9,400	-
Income tax expense	(22,100)	(2,264)	(19,836)	-
Net (loss) income	(11,671)	(1,235)	(10,436)	-

Attributable to:
Controlling Company	(11,703)	(1,415)	(10,288)	-
Non-controlling interest	32	180	(148)	(82.2%)

Operating income before D&A	27,918	37,014	(9,096)	(24.6%)
As % of Revenues	31.6%	37.9%

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2021

(In million of Argentine pesos)

6-    Breakdown of consolidated revenues - restated by inflation (constant figures)

	06/30/21		06/30/20		1H21 IAS 29 vs. 1H20 IAS 29
	1H21 IAS 29	IAS 29	1H20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	167,085	14,151	187,236	68,683	(20,151)	(10.8%)
Mobile Services	67,633	5,677	74,248	27,207	-6,615	(8.9%)
Internet Services	37,535	3,216	42,645	15,649	(5,110)	(12.0%)
Cable TV Services	35,665	3,051	39,588	14,548	(3,923)	(9.9%)
Fixed Telephony and Data Services	25,884	2,174	30,180	11,073	(4,296)	(14.2%)
Other service revenues	368	33	575	207	(207)	(36.0%)
REVENUES FROM EQUIPMENT SALES	12,933	1,020	9,763	3,578	3,170	32.5%

REVENUES	180,018	15,171	196,999	72,261	(16,981)	(8.6%)

7-    Breakdown of consolidated revenues - restated by inflation (constant figures)

Three Months Comparison

	06/30/21		06/30/20		2Q21 IAS 29 vs. 2Q20 IAS 29
	2Q21 IAS 29	IAS 29	2Q20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	81,523	2,482	92,970	32,303	(11,447)	(12.3%)
Mobile Services	33,364	1,028	37,645	13,082	-4,281	(11.4%)
Internet Services	18,163	555	21,031	7,310	(2,868)	(13.6%)
Cable TV Services	17,105	499	18,822	6,539	(1,717)	(9.1%)
Fixed Telephony and Data Services	12,755	391	15,179	5,276	(2,424)	(16.0%)
Other service revenues	136	9	293	97	(157)	(53.6%)
REVENUES FROM EQUIPMENT SALES	6,907	222	4,694	1,620	2,213	47.1%

REVENUES	88,430	2,704	97,664	33,923	(9,234)	(9.5%)

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2021

(In million of Argentine pesos)

8-        Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/21		06/30/20		1H21 IAS 29 vs. 1H20 IAS 29
	1H21 IAS 29	IAS 29	1H20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment

Revenues	180,018	15,171	196,999	72,261	(16,981)	(8.6%)
Employee benefit expenses and severance payments	(35,203)	(2,972)	(36,677)	(13,465)	1,474	(4.0%)
Interconnection and transmission costs	(6,646)	(577)	(6,911)	(2,515)	265	(3.8%)
Fees for services, maintenance, materials and supplies	(20,505)	(2,430)	(20,636)	(7,905)	131	(0.6%)
Taxes and fees with the regulatory authority	(13,937)	(1,180)	(14,904)	(5,469)	967	(6.5%)
Commissions and advertising	(10,050)	(819)	(10,531)	(3,873)	481	(4.6%)
Cost of equipments and handsets	(9,221)	(1,816)	(6,607)	(2,685)	(2,614)	39.6%
Programming and content costs	(12,548)	(1,112)	(13,504)	(4,972)	956	(7.1%)
Bad debt expenses	(3,113)	(249)	(8,049)	(2,940)	4,936	(61.3%)
Other operating income and expenses	(7,541)	(872)	(7,307)	(2,697)	(234)	3.2%
Subtotal Operating costs before D&A	(118,764)	(12,027)	(125,126)	(46,521)	6,362	(5.1%)
Operating income before D&A	61,254	3,144	71,873	25,740	(10,619)	(14.8%)
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(55,949)	(32,361)	(50,108)	(33,340)	(5,841)	11.7%
Operating income	5,305	(29,217)	21,765	(7,600)	(16,460)	(75.6%)
Earnings from associates	115	(35)	324	111	(209)	(64.5%)
Net financial results	18,590	56,607	(14,201)	16,577	32,791	—
Net income before income tax expense	24,010	27,355	7,888	9,088	16,122	—
Income tax expense	(25,682)	(29,898)	(4,943)	(2,425)	(20,739)	—
Net loss	(1,672)	(2,543)	2,945	6,663	(4,617)	(156.8%)
Attributable to:
Controlling Company	(2,005)	(2,389)	2,619	6,569	(4,624)	(176.6%)
Non-controlling interest	333	(154)	326	94	7	2.1%

9-         Consolidated Income Statements - restated by inflation (constant figures)
Three Months Comparison

	06/30/21		06/30/20		2Q21 IAS 29 vs. 2Q20 IAS 29
	2Q21 IAS 29	IAS 29	2Q20 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment

Revenues	88,430	2,704	97,664	33,923	(9,234)	(9.5%)
Employee benefit expenses and severance payments	(18,193)	(600)	(18,121)	(6,284)	(72)	0.4%
Interconnection and transmission costs	(3,103)	(96)	(3,720)	(1,285)	617	(16.6%)
Fees for services, maintenance, materials and supplies	(10,170)	(665)	(9,750)	(3,427)	(420)	4.3%
Taxes and fees with the regulatory authority	(6,814)	(210)	(7,341)	(2,551)	527	(7.2%)
Commissions and advertising	(5,188)	(156)	(4,880)	(1,691)	(308)	6.3%
Cost of equipments and handsets	(4,881)	(778)	(3,045)	(1,141)	(1,836)	60.3%
Programming and content costs	(5,799)	(186)	(6,024)	(2,085)	225	(3.7%)
Bad debt expenses	(1,962)	(50)	(4,491)	(1,579)	2,529	(56.3%)
Other operating income and expenses	(4,402)	(233)	(3,278)	(1,138)	(1,124)	34.3%
Subtotal Operating costs before D&A	(60,512)	(2,974)	(60,650)	(21,181)	138	(0.2%)
Operating income before D&A	27,918	(270)	37,014	12,742	(9,096)	(24.6%)
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(28,590)	(16,116)	(24,375)	(15,821)	(4,215)	17.3%
Operating loss	(672)	(16,386)	12,639	(3,079)	(13,311)	(105.3%)
Earnings from associates	24	(31)	179	55	(155)	(86.6%)
Net financial results	11,077	26,083	(11,789)	5,263	22,866	(194.0%)
Net (loss) income before income tax expense	10,429	9,666	1,029	2,239	9,400	-
Income tax expense	(22,100)	(29,457)	(2,264)	(1,306)	(19,836)	-
Net loss	(11,671)	(19,791)	(1,235)	933	(10,436)	-
Attributable to:
Controlling Company	(11,703)	(19,615)	(1,415)	881	(10,288)	-
Non-controlling interest	32	(176)	180	52	(148)	(82.2%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 6, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations